Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-146361

Date: October 18, 2007

Transcript of

Yamana Gold INC

Yamana Gold INC. Analyst Day

October 18, 2007

PARTICIPANTS
Peter Marrone- Chairman and CEO
Antenor Silva – President and Chief Operating Officer

Peter Marrone - Yamana - Chairman and CEO
Thank you very much for coming this morning and for being here for the day, I apologize for a bit of the tight space.  We are new to this, and I hope I can start off by saying that we anticipated that we’d have a certain number of people here, I didn’t anticipate that we would have standing room only.  But thank you very much for coming here, and I hope that this— I’m confident that this will be one of many that we will be hosting as part of a “New Yamana” going forward.  You have, Jodi, I believe everyone has a copy of the presentations.  You have a copy of the presentations and the agenda.  You may be aware that they first portion of this presentation, which is the presentation that I am giving very briefly, then Antenor Silva who is our President and Chief Operations Officer is giving will be webcast.  So we will entertain some questions at the end of that, just for the people who are listening in on the webcast portion, and then we will proceed with the rest of the presentation.

Perhaps if I can start out by saying that I’m here today really to provide a very brief overview, and to provide an introduction.  The purpose of today is to talk about assets, but part of assets, if I can describe it that way, is the people.  Some of you have heard me say that the scarcest resources in this industry are the human resource.  I hope we can give you confidence that with this combination, we have not only taken the human resources that we already had at Yamana, which were plentiful, but we supplemented those with the people that have come to us in some respects to move in the line but significantly from Meridian as well.

This morning you probably saw that we put out a press release, and that press release indicated two important things.  The first is the strategic plan of the Company, and the second is the management team.  And you may have noted that in the management team we have completed what I believe to be the first and most important and successfully completed the first and most important part of the integration of the management of this Company.  I am happy to say, at the back of the room, I am happy to say that Darcy has taken on the position of Senior Vice President Exploration.  As you will have noted, we will have created levels of management that are at a Senior Vice President level, and it is a good mix of talents.  Darcy comes into manage our entire Exploration portfolio across the Company; with a skill set that he and his team brings.  And Darcy if I am correct, we have about 120 Geologists in this Company, 130 Geologists in this Company, was 120 two days ago, and it is 130 today.  We will continue with that, because it is an important part of what the message is today, which is, that we have an incredible exploration portfolio.  Then the match to that is, and that comes from the Meridian side, and the match to that is what we bring to it from the Yamana side.  That is this depth of management that we have on the operations that supplements what Meridian already has, and then on construction, technical services and construction.  I am happy to say that Ludovico Costa who was our Vice President of Operations is going to become our Senior Vice President of Operations, and he will be responsible for the operations across the Company.  Assisting him of course in that with be Edgar, who comes from the Meridian side.

It is a good mix of talents.  The other thing that you will notice is that there is very little overlap in this Company in terms of the operations and in terms of the geographical presences.  So unlike other situations where they is often some difficulty in terms of integration, at least at this first and most important level, the integration has gone remarkably well.  I’m also happy to say that Carl Renzoni is one of the three Directors that was on the Meridian Board that has joined the Board of Yamana.  There are three of the Meridian Directors that have joined the Board of Yamana, and Carl is here with us today.  So happy to have you here as well Carl.  Many of you are familiar with Carl with his involvement in the industry historically.

So perhaps if I can, just very briefly go through the agenda with you; introduction and strategic plan, and then the Company overview will be provided by Antenor with questions to follow.  Then it will be really the projects guys.  It will be projects, it will be operations, and it will be exploration.  That is the most important part of what I would expect to have you take from this presentation today.  The assets you know, it is the people that you probably don’t know, and it is important to know those people.

Let me deal briefly with the strategic plan and what we’ll do today.  The focus of this Company is on the development of properties and exploration opportunities.  We’ve been very successful in this combined Company, being able to take advantage of exploration opportunities, take advantage of development of assets, and then managing operating assets.  We’ve been successful at acquisition, and then providing value-added to those acquisitions.  I hope that we can demonstrate to you today, the value-added that we bring to the acquisition that we complete.  One of the clear messages today, is that the go forward of this Company is organic growth, with the development of the pipeline that we have and with the exploration opportunities that we have.  I will say this often in this presentation, but we have, ladies and gentlemen, seven producing mines in this Company, product development stage projects, two major expansions, and what is probably the best exploration portfolio in all of Central and South America.  With an exploration team to be able to take advantage of that.

We are a results driven management.  Process is important, but it is important to emphasize results, and that has been the success of this Company for the past four and a half years of its existence, and it will continue to be the marker for go forward success.  We develop strategic targets, and with the concurrence of the respective groups; exploration, operation, technical service, accounting, and IT, we then deliver or attempt to deliver on those strategic targets.  We are entrepreneurial, and it is important to emphasize that.  Our view is that the success of a mining Company depends on maintaining that entrepreneurial spirit, not withstanding the fact that we’ve become bigger.  So we are a large Company today, but we intend to maintain that entrepreneurial spirit that has driven the success of Meridian historically, and the more recent success of Yamana, and will drive the success of this combined Company.

Our focus will continue to be the America’s.  That is what we know, and we will continue to target the America’s and we like the geographical friendliness to industry and mining, it is where we can make a difference.  We also, part of our plan is to be in areas where there is developed infrastructure, it means that our capital costs are more manageable and more modest by comparison to some other situations.  Finally, the importance in this Company is sustainability, community, environmental, health and safety priorities.  You will hear our presentation today as well as it relates to that.

Our target at the end of the day, however, is important.  That is a sustainable 2.2 million ounces of gold production by 2012.  Low cost of production before by-product credits, and then in particular after by-product credits.  As you noted in the press release this morning that outlined our strategic plan, our target is to have sustainable cash cost before by-product credits of 250 dollars per ounce or less.  That will continue on a go forward basis.  With the underpinning of our principle assets, El Penon, Chapada, and Gualcamayo in particular, we are very confident that we will be able to deliver on that promise.  Growth in this Company is not only resources in the ground, it is also on production, it is on cash flow, and it is on earnings.  This is a Company that in our view is one that should be looked at from an investor’s perspective.  If you like financial metrics, if you like cash flow and earnings, and it is also a Company that should be looked at if you like leverage to gold price, because we have one of the best if not the best leverage to gold price in the industry.  In the end, it is about delivering value to shareholders.

So today you will hear about management and the management depth.  You will hear about the integration of management, and the reliance on these talented people in the various disciplines.  What I call the human synergies that come from this transaction.  You will hear about the enhancements to improve production, reduce costs, and maximize cash flow and earnings.  That is important from an investor’s point of view.  You will hear about how we will take Chapada to a sustainable base-line of 170 thousand ounces of gold per year, with improvement in through-put.  You’ll hear about our pyrite concentrate study, we delivered the scoping study, and how we will be advancing that further opportunity in Chapada.  You will hear about an increase at El Penon, the production level at El Penon in gold equivalent ounces initially to 420 thousand ounces, and in addition to that, based on the overview that we’ve seen at the operation, our view that we can take this to 500 thousand ounces of gold equivalent production per year.  You will hear about Jacobina, and how Jacobina with its two phase expansion plan will be taken to over 200 thousand ounces of gold production per year, largely from Canavieiras and Morro do Vento.  You probably saw the other day the press release that indicated some of these continuing exploration successes, especially Canavieiras as it relates to Jacobina.  You will hear about Gualcamayo, and Gualcamayo is an excellent case study in my view, and I hope you will agree with me.  It is an excellent case study on value-added when it comes to acquisition.  When bought Gualcamayo last year, we anticipated that we would producing 160 ounces of gold per year.  When we delivered the feasibility study in the summer, with a scoping study for satellite deposit, we indicated that we thought we could take it to 200 thousand ounces of gold production per year sustainably.  We are comfortable saying to you today; largely this is a result of what we are seeing in this underground potential QDD lower west.  We are confidencing to you that Gualcamayo will be at a production level of 300 thousand ounces, a sustainable 300 thousand ounces per year.

So let me highlight it for those who are listening in on this call, and for those who are in this room.  We have taken an asset and doubled its expected production.  That is the value-added that we are referring to here.  That is what we are confident that it will continue to deliver value-added collectively as it relates to the portfolio of assets that come in from Northern Orion, from Meridian, and from Yamana.

You will hear about the increase in productions in Minera Florida, that takes over 120 thousand ounces of gold per year.  Sao Francisco to a sustainable 140 thousand ounces of gold production per year, and Mercedes, which is currently and advanced exploration, you taken to feasibility study next year, and the expectation to produce 200 thousand ounces of gold per year coming from Mercedes.  You’ll hear about C1 Santa Luz and see when Santa Luz in Brazil was north of our Fazenda Brasiliero mine, and it is being taken to feasibly study by the end of this year.  Again, to highlight an important part about this Company.  We took C1 Santa Luz from a target in late 2004, a drilling target, the feasibility by the end of 2007, and to be in construction and then in production by 2009 and our other development projects.  As I said before, what I believe to be an exploration package, exploration concession is one of the largest and best in Latin and in particular in South America.

You will hear about manageable capital costs, with projects that are near infrastructure and that is part of our collective strategic plan.  It is true of Meridian as a stand-alone company, it is true of Yamana as a stand-alone company, and it will continue to be true of the “New Yamana.”  As I mentioned, you will hear about this organic growth that will take us to 2.2 million ounces by 2012.  That is not a jump of the pro forma 950 thousand ounces this year to 2.2 million.  It is staged, 1.2 million ounces next year, 1.5 the year after that, and then gradual increase to 2.2 million ounces at a sustainable level by 2012.  Target is accumulative of the cash cost as I mentioned below 250 dollars per ounce, without the benefit of by-produce credits.  With by-product credits coming from zinc, coming from silver, coming from copper, we expect that we would have sustainable cash costs that are into negative numbers.  So all that margin to the gold price, whatever your assumption is on the gold price.

I would like to spend a little bit of time with our management team, taking you through our training and community relations.  The single most important thing for mining companies today, in our view, is the social license.  You’ll hear about the successes that Meridian has had, the successes that Northern Orion has had, and the successes that Yamana has had and continue to have.  What we expect to do as part of that social license and community involvement and relations going forward.  Finally, you’ll hear about value, how we are undervalued relative to the peer group and companies in the industry that deliver this sort of sustainability of production, growth in production earnings, and cash flow.

Part of the message today is the management, and I started by emphasizing that, and I would like to do it again.  What you see in this slide, and for those of you who are on the webcast, this is slide 12. You’ll see that we have Antenor Silva in the role of President and Chief Operations Officer, below that would be Darcy as Senior Vice President of Exploration, and Ludovico as Senior Vice President of Operations, a perfect fit of some of the operational strength that Yamana brought and the significant exploration strength that Meridian brought; brought together into this combined Company.  You will see that we have a level of Senior Vice Presidents that forms the nucleolus of the core of this executive team, and then beneath that, or at a level that supplements that, would be the rest of the management team.  You’ll see in the presentations that are delivered by Antenor and then by Darcy and by Edgar and Ludovico and others, how that management team continues down the levels.  Hopefully we will be able to demonstrate to you the depth of the management that we have, not just at a senior level, but at other levels.  That is taking to heart some of the things that some of you have said.  You’ve seen some of the corporate guys, you know the corporate guys, you know me, you don’t know our exploration team, you don’t know our operations team, and it is important for you to meet them.  The strength of this Company not only comes from its assets, but comes from the team that is involved in managing those assets.

So let me deal with a bit of the investment highlights; leading production growth that takes us to 2.2 million ounces, as I mentioned, by 2012.  That does not include any exploration successes that will come from this vast exploration portfolio.  Low cost producer with sustainable cash costs of below zero with by-product credits.  Growth in resources, production, cash flow and earnings.  That is important aggregate and on a per share basis.  Fully funded in all of our operations.  With this transaction, we will be incurring 700 million dollars of debt, but we have a significant cash position that comes from the three companies and continuing cash flow.  Our total debt position by comparison to our market capitalization will be in the range of about 1.5% of our market capitalization when this transaction is completed, with continuing cash flow.  We are fully funded on all of our projects and a very robust exploration budget.

Superior exploration and development prospects, and as I mentioned a geographical and asset diversification.  That is what this is about, to deliver value to shareholders; we believe that it is part of our plan that you have to have flexibility and diversification in our portfolio, but in good places to be operating. That is what we created in this Company.  It is highly liquid.  That average trading volume is now approximately 250 million dollars to three leading stock exchanges with this combination.  If I can conclude on the investment highlights by saying something that I’ve said before, that there are some in this room and listening to this webcast that believe that a mining company should deliver on financial metrics, you should deliver cash flow and earnings and growth in cash flow and earnings.  We support that, and we believe that.  Personally I believe that, and this is a Company that delivers that.  There are many that believe that there should be significant leverage to the gold price and to gold, and that is what we have in this Company as well.  So we fit the profile of investors that would be looking in a Company, independently of whether or not it is a mining company, but particularly if it is a gold mining company.

So to continue from there, one of the largest gold resources bases of all the intermediates, and this does not include— This includes our measured and indicated and inferred resources on page 14.  It does not include our resources and reserves of other metals, this is only gold.  So there is no copper included here and silver is not included here as well.  Annual growth and production that is just under 1 million ounces this year, to 1.2 next year, and more importantly as you see on page 16, that increases to 1.5 million ounces by 2009, and then with a gradual step-up that takes us by 2012 to 2.2 million ounces of sustainable production.  A cash cost that is below zero, and then will continue that way particularly with by-product credits.  As I mentioned, by-product credits allow us an opportunity to show the margin for the gold price.  It is a simple way to discover what that margin is.  But independently of those by-product credits, we also will be producing gold at a sustainable cash cost of below 250 per ounce across all of our operations.  Some will be slightly higher, some will be lower.  But the average will be below 250 dollars.  That’s our claim.

Operating cash flow that will go from about 650 million, and you see the assumptions here.  We are assuming only 600 dollar gold, 12 dollar silver and a copper price that is only the forward price.  You see these assumptions at the bottom of this slide.  That increase is to almost 800 million, based on those modest assumptions.  What I think is even more unique, is not just the operating cash flow, but it is the free cash flow of this Company and the accumulative cash position that is generated as a result of that.  As you see on slide 19, for those of you listening on the webcast.

So fully funded on all of our growth.  Our exploration is fully funded.  This is deducting G&A, exploration, sustaining capital, and other capital costs.  And with an accumulated cash position of approximately 2 billion dollars by the end of the 2010.  I talked about value, and I think it is important to emphasize that.  What you see in these slides that follow are consensus estimates that determine what I think is a true value proposition.  If I said to you that this is a portfolio that we’ve created, you’ve heard me say the noise is going, the transaction noise is gone, this is the company that we are bringing here with seven producing mines, five development stage projects, with two expansions, with this portfolio of exploration, with this talented management team.  What would you put as a value on that company, what should it be trading at as a comparison to its peer group.  As you see there, in terms of price-to-cash flow, in terms of price-to-earnings and price to net asset value, we’re trading at a discount to the top of the peer group; we are trading at a discount in some of these measures to the average of the peer group.  I’m confident saying to you, I hope you’ll agree that this is a Company that deserves to be at the top of the peer group because of what we’ve created and the talent that brings to bear on these assets.

Our leverage to gold:  All of our growth is in gold; 100%.  I find a significant gold only development, an annual budget next year and the years to follow, this years cumulative budget is about 62 million between the two companies.  Next year we are planning on 75 million dollars as our exploration budget, and then sustainably from that point forward.  Estimated annual gold production that increases by about 120%, from 2008 of 1.2 million ounces to about 2.2 million ounces targeted for 2012.  We’ve consistently hedged our copper; we’ve hedged approximately 40% of our copper production for the next four years.  So that we can lock in some prices so that we can use that as a marker as an offset to our gold cash costs for production, which enhances our exposure to gold.

You see in this slide, as a measure of cash flow to a thousand dollars invested with an assumption of a modest 400 dollar gold price to 12 hundred dollars as a gold price per ounce, and what are leveraged to 12-days.  This is unparallel, and it is one of the better companies, if not the best company in the industry in terms of its leverage to gold price.  We are in favorable operating jurisdictions, from Central America, the United States, Brazil, Argentina, Chile, and Mexico.  These are jurisdictions that we want to be in, there are jurisdictions that mining companies prefer to be in.  They have mining pedigree, they have mining culture, we can make a difference, they have sustainability, they are friendly to industry, and more particularly friendly to mining.  I will leave to Antenor and to the rest of the team to describe that a bit more wholesomely.

So our conclusion is, or my conclusion at least for now, is that our commitment is to deliver value by sustainable, low-cost gold production with a maintenance of best practices for mining, environment, community, health and safety.  With that, perhaps if I can ask Antenor to come up to give the overview not he Company.

Antenor Silva - Yamana - President and Chief Operating Officer
Good morning.  I’ll do the presentation for the operations in the Company.  I’m pleased to be first in line.  This will be the corporate structure for the operations, we have as Peter mentioned, one Senior VP operations continue with the exploration and then VP operations for Brazil, Chile and North America, one Technical VP, Technical Services Ana Lucia Martins, she was the VP for Safety and Health environment and communities and Arao Portugal she was the VP of Administration.  We have in Argentina Hernan Vera as the Country Manager.

We’ll start by environmental health and safety, community, because this is a value for this Company.  The Yamana management system is based on the ISO 14000, and the OLGA 18000.  Our focus is the management, because of this, there are days for our management.  We have three mines now, El Penon, Florida and Fazenda Brasiliero that they are certified in the ISO 14000.  Our target is that by 2010, all the mines will be certified by ISO 14000.  In particular, in Florida, they are certified also in ISO 90000, and OLGA 18000.  We have a patent cyanide neutralization, and we are starting greenhouse gas inventory in the next year.  In the full Company.  We look now very carefully for the communities around the operations.  We have planned with all the communities around all of our operations, okay, and by June next year, we will be in compliance with the National Cyanide code.  We denote our projects, we started the project, and mainly when we started the exploration we started our collaboration with the communities, and in particular in Chapada, we spent a lot more than 250 thousand dollars in the Alto Horizonte city that, Alto Horizonte is a city of 3000 people, giving them a clinic for health care. Not only for our employees but for the community itself.  We have health campaigns with our employees and with the communities also, and our safety plan is going outside the mines and we are talking about safety in the schools around the operations and also in the communities, avoiding problems mainly in the roads that access the operations.  We believe that through continuous mining, we need to have a good approach with the communities, and because of this, we are doing a very hard job with the communities.

As you can see, our operations are mainly in Brazil and Argentina.  In Central American we have the San Andres Mine and in Nevada, the Rossi Mine; forty percent of this is operated by Barrick.

This is our pipeline.  We are looking for to keep Chapada producing around 170 thousand ounces of gold per year.  This means that we’ll have one improvement in the Chapada production in the short-term.  In the long-term, we’ll double the Chapada capacity.  This means that when we’ll double capacity in Chapada, we’ll produce around 100 million pounds of copper.

We are looking for the expansion in El Penon.  We believe that easily we can go to 3500 tons per day in El Penon, and this will allow us to go closer to 500 thousand ounces of gold equivalent in El Penon.

Jacobina is another expansion.  We will finish the first phase of the Jacobina expansion.  That will be 6500 tons per day in April next year, and by August next year we want to be with the capacity of around 7000 tons per day in Jacobina, and in February of 2009, we will be with 8500 tons per day in Jacobina.  That will allow us to produce over 200 thousand ounces per year.  The production will vary according to the grade.

Gualcamayo is under construction.  We will start leaching in Gualcamayo in the second half of next year.  We will produce in Gualcamayo next year around 97 thousand ounces, and we have expansion plans in Gualcamayo based on the new resources reserve, and that will allow us to go to 300 thousand ounces.

Sao Francisco.  We are looking for an expansion from the range of 120 thousand to 140 thousand by 2009.  The same in Minera Florida.  Minera Florida expansion plan is underway.  Minera Florida next year, by October, we will be at a through-put of 3500 tons per day, and we will produce 190 thousand ounces a year.  On top of this, we have more; 500 thousand ounces of silver and 7000 tons of zinc concentrate in Minera Florida.

Sao Vicente is under construction at this time.  We plan the production in the second half of next year with 55 thousand ounces for Sao Vicente.

C1 Santa Luz is another feasibility.  We will finish this feasibility by year end, and we are planning 100 thousand ounces for C1 Santa Luz.

Mercedes:  At the end of this year, this month we will start the feasibility study in Mercedes.  The kick off meeting will be October 29, and we are looking for 200 thousand ounces in Mercedes.

San Andres:  We are starting a new mine in San Andres.  It is Spring Hills Mine at this time, and we are looking for San Andres to go in an expansion plan.  We already bought the equipment.  We are starting the construction for expansion to 96 thousand ounces.

Amancaya, Le Pepa, and Jeronimo.  They are all starting the 43-101.  They are all in Chile, and we expect that these three projects could produce around 400 thousand ounces of gold.

Agua Rica and Alumbrera.  Our view is that Agua Rica will do an integration with Alumbrera.  This the best, probably, for both mines.

Let’s go into detail now our present operations:

Chapada:  Chapada is our large operation.  We are sitting the plans now around 45 thousand tons per day.  We constructed Chapada in 16 months.  In Chapada, we started operation in November of last year.  In December we achieved 19 thousand tons of concentrate; that’s close to the capacity of the plans.  We delivered from Chapada 160 thousand tons of concentrate this year. Chapada is in Central Brazil, and we are delivering the concentrate to Kariba in Salvador.  Kariba is a Brazilian, and we are exporting all the concentrate to the Port; that’s close to Rio de Janero.  As I said, we will double the Chapada production through 2012.

El Penon:  An incredible mine.  In my entire life with mining, this is the safest mine I have seen in my life.  I am sure that this mine could be comparatively the best quality mine in North America.  El Penon is 160 kilometers from Antofagasta.  It is a bench and fill mining method, and the process is our standard mill, cyanidation, and Merril Crowe process.  To date, we are producing 250 thousand ounces of gold, and this is gold only.  We produce over this, more around 96 thousand ounces of gold equivalent, and the expansion plan is to go to 3500 tons per day, and I believe that this will be easy to achieve, and in gold equivalent, we will go to 500 thousand ounces per year.

Looking towards Jacobina:  Jacobina is under expansion.  We have in Jacobina today close to 7 million ounces of copper reserve.  This means that the expansions in Jacobina will continue.  The expansion in Jacobina is to operate four mines.  In reality, today, when we started with Jacobina we had only one mine.  Now, we are operating two mines, Joao Belo and Morro do Vento , and we are preparing two new mines; one is Brasiliero, another is Canavieiras.  The most important here is Canavieiras Mine because Canavieiras means high grade, and we just started to see the plans with a little amount of ore from Canavieiras, and we are seeing now the great effect in the plans.  The grade in

Canavieiras expected was 3.5 grams per ton, and at this time, we are getting grades over 5 grams per ton.

Sao Francisco:  It is a leaching operation close to the Brazilian border.  We started production here in August of 2006.  We have more than ten year’s life for this mine.  Our proven and probable reserves today is 1.4 million ounces, and this allows us to increase the production in Sao Francisco and the idea is to go to 140 thousand ounces in 2009.  As Ludovico will explain, we are getting a positive gold effect in this mine, and we are getting less weight and more complete ore.

Gualcamayo:  Under construction.  We expect that we will start leaching in the second half of next year.  We will produce in the next year 97 thousand ounces, and we started after the new discoveries in Amelia Ines and the QDD Lower West.  We are planning that Gualcamayo could achieve 300 thousand ounces by 2010.  This production will be far from Quebrada del Diablo, far from Amelia Ines, and far from underground Lower QDD.

Minera Florida:  As I said before, we are under expansion.  I spent last week in the operations in Chile, and I saw that Minera Florida could go to 2 million ounces reserve resources, and this will allow us another expansion plan in Minera Florida after we finish the present expansion plan.  We are installing there new floatation machines, and these new floatation machines will start operation in October or November of this year.

Alumbrera and Agua Rica:  As you can see, the mines are 32 kilometers apart, and the plan for these two operations is to join, and Agua Rica could solve some problems of Alumbrera because in the long-term, Alumbrera will have some problems with the concentrate and the concentrate of Agua Rica could help the quality of Alumbrera concentrate.

Other mines:  Fazenda Brasiliero was the first Yamana mine in Brazil.  When we bought this mine, this mine had only two years of mine life.  We’ve operated for four years, and we have four more years, and we just started in Brasiliero one improvement plan with a Proudfoot design, the national company.  In our view, in fact, we increased 15% in production in Brasiliero and decreased, 15% in decline.

San Andres is our open pit in Central America in Honduras.  Plans for this year’s production will be around 70 thousand ounces, and because we’ve started a new mine operation, and we’ve expanded San Andres to 96 thousand ounces.

Rossi:  Forty percent belongs to the Company and is operated by Barrick.

Advanced projects: Sao Vicente:  Under construction, operation in the middle of next year,

and production 55 thousand ounces.

C1 Santa Luz:  Under feasibility.  If you look at C1 Santa Luz, you have Fazenda Brasiliero and C1 Santa Luz and Jacobina.  They are in radius of 250 kilometers, all three of these mines, and we are looking for 100 thousand ounces for C1 Santa Luz.  We will be open and the new plans.

Ernesto and Pau a Pique:  I believe Eduardo will give more details on these, but these are 60 kilometers north of Sao Francisco.  These are over the road near the power lines and will be two underground mines grading around between 5 to 6 grams per ton, and these both are shallow mines.

Pilar de Goias:  Pilar is the most potential leader we have in Brazil now in development.  This is in the crucial Greenstone Belt.  You are familiar that America has one operation in data, and it is Itapicuru mine and they are producing more than 3 million ounces in this operation.  This is one leader with high grades.  We expect that next year certainly we will have a mine in Pilar de Goias.

Other development projects: Mercedes.  As I said, we are starting the feasibility study.

Amancaya. Le Pepa, and Jeronimo:  They are all close here in Chile, and we see a high potential for this area.  For sure, we will have three new mines here.

Looking towards our exploration area.  We are in the major Greenstone Belts in Brazil.  We are in the Itapicuru Greenstone Belt in Bahia, two mines now, and if you look at the Itapicuru Greenstone Belt, you have the small miners for 50 or 60 kilometers.  You can follow these small miners.  This means that with these two mines, we will have more mines than these in Itapicuru.  We have the Bahia Gold Belt.  The Bahia Gold Belt is the Jacobina Gold Belt.  In Jacobina, we have 155 kilometers of plains in this Gold Belt, and it is like Itapicuru.  You have the small miners in these 150 kilometers.  We are in the Pilar de Goias.  This is the oldest terrain in Brazil, and we have a small miner working this area.  Problems here for the small miners is that this a deep ore body, and they mine it to 100 meters or something like that.  Finally, the Guapore Gold Belt.  This is a 400 kilometer gold belt.  It starts around            and then back to Brazil.  This is the most potential area Yamana has in Brazil, a part of Chile, and this area is easily explored.  We have two mines, probably another mine that we will be a possibility, and this is a high potential and Greenstone Belt.  Finally, Gualcamayo.  Gualcamayo was also a surprise for us.  When we bought Gualcamayo, we had less than 3 million ounces in reserves, resources, and certainly we are going for more than 4 million now, and it is still open, and Gualcamayo has other areas.  Finally, we are in Mexico, not only in the states, but we have two other targets in Mexico.  Regarding Central America, we have two projects in Nicaragua and one project, we will start to develop in June the next year.  In Peru, we have two targets, and we have four targets in the U.S. under exploration.  There is a business meeting in Brasiliero before we start the operations.  Thank you.

Peter Marrone – Yamana – Chairman and CEO
Thank you very much for that, and I made a mistake.  I should have started off by saying a little bit about Antenor when I introduced him.  Antenor has been with this Company for four and a half years because we have been in existence for four and a half years, but I have known Antenor for the better part of now, I guess, a dozen years, and four and a half years ago, when we took this Company public, and it is important to say this, there was a perception, certainly amongst our investment bankers, and you know who you are in this audience. There was a perception that we should have someone that had mining familiarity, but was know to the capital markets in North America. We looked at the country of Brazil, and said this is a mining country, it is a mining culture, it is a place that mining pedigree. We take a North American that has familiarity with the capital markets and move him to Brazil. It doesn’t make sense, it doesn’t need x-pass and Antenor has now 37 years of mining experience, 41 years of mining experience, when I met him 37 years, before coming to this Company, 41 years of mining experience, highly decorated in mining circles in Brazil.  He is the guy when it comes to mining in Brazil, and has worked for companies that are far larger than the Company that this was a few years ago and certainly for Company’s that are the size of this one.  For assets, and worked on assets that are the size of El Penon and the size of Chapada.

I want to apologize for not having mentioned that prior to this, because it is important, and I started out today by saying that this about the people here, and it starts with Antenor.  For those of you who know the corporate team, thank you for knowing us and you know the skill sets that we have and what we lack.  What we lack as a skill set is that operational experience and that operational experience is in plentiful supply when it comes to Antenor and the team that we’ve been able to build in Brazil.

So with that, if there are any questions or comments, particularly for the people that are on the webcast, and then we will end the webcast and proceed from there.  Are there any questions?

Victor.

<Q>:  (inaudible)

Peter Marrone -  Yamana - Chairman and CEO
Good question.  We are working on that now Victor, and Darcy may comment a little bit on that later today.  I hope I’m not catching you off guard Darcy, but we are working on the budgeting at this point now Victor.  As it stands now, if I can just go through what the 62 million is this year.  12 million was in Gualcamayo, roughly 4 million is in Central America and other operations, and the rest was in Brazil.  Darcy, what was the number for the 30 million that was in Meridian?

So 20%, for those on the webcast, 20% in Mercedes, 20 other projects, and half of that 30 million was in Chile.  I would anticipate that it would be similar going forward with the larger budget.

<Q>:  Can you give us a breakdown of how much of that is capitalized?

Peter Marrone - Yamana - Chairman and CEO
Different practices between the two companies, we capitalize 100% of the expenses at Yamana, and I believe that you expense the exploration budget at Meridian.  Going forward we will capitalize the exploration costs.

Steve.

<Q>:  (inaudible)

Peter Marrone - Yamana - Chairman and CEO
Good question, very, very good question.  The answer is no, they are not in the 2.2 million.  Our position on a scale is very clear, and it goes back to what to what we said before, which is we have to be very sensitive to local communities.  Community’s relations and social license is important.  For historical reasons, Pascuale the local community has taken the position that they prefer not to have a line.  So our position is that we are respecting that.  So we are withdrawing our efforts as they related to Estelle, and with a little bit of luck and God willing, we will be able to continue to mature the relation that we have in Argentina and then we will see were we go from there.  Estelle is a world class deposit, and it should be a world class mine.  We also have to be sensitive to the fact that, for whatever the historical reasons, their local community has expressed a view, and we are cognizant of that view.  So Estelle is not in the numbers.  And Agua Rica is not in the numbers and while Antenor mentioned that Agua Rica would be integrated into Alumbrera, we want to clarify that, that is our best view on what happens with Agua Rica with rates following off slightly at Alumbrera.  In the next few years, it is a perfect fit and it is a perfect supplement into the production expectations at Alumbrera.  But that will be up to the partners at Alumbrera and it will be up to Estrauda in particular as the Operator of the project.  When we look to Northern Orion Steve, we looked at it from a due diligence point of view, does it fit.  If we were Estrauda, we anticipate that it I as good fit, and our conclusion was yes.  But I want to emphasize that this is about our portfolio, and it is about options and flexibility.  The wonderful thing about his transaction is that it trades optionality and flexibility with our assets.  Agua Rica can be integrated into Alumbrera, Agua Rica can stay there for the foreseeable future and not do anything with it.  I don’t anticipate that we’ll be building it, because I don’t expect that we will be spending more than  2 billion dollars of capital costs.  So don’t assume that we will be building it.  Treat it is as an advanced exploration project.  Treat it as a project that has a space holder for value.  It represents less than 5% of our net asset value, and we are looking at it from the point of view of all options.  Do we sell it.  Do we integrate it into Alumbrera?  Do we do something that is unique with the copper and the gold.  But I want to emphasize that while it is an asset that has copper, it also has 5.5 million ounces of proven and probable gold reserves and 8 million ounces of resource.  It is one of the world class good deposits, and we have to be sensitive to that too.

Are there any other questions?

Yes, Rob.

<Q>:  (inaudible)

Peter Marrone -  Yamana - Chairman and CEO
Do you want to answer that?  Sorry Rob, your question was the— Would you repeat it?

<Q>:  (inaudible)

Peter Marrone - Yamana - Chairman and CEO
The effect on the recoveries.

Antenor Silva - Yamana - President and Chief Operating Officer
Minera Florida have flotation sales that remain to 1963, more or less okay.  We are replacing for now a new machine, and we expect it to increase recovery codes.  In reality what we are targeting and if I could give you the details, we are targeted to increase 0.5% in the gold recovery.  The zinc recovery is still at what level today is.

<Q>:  (inaudible)

Peter Marrone - Yamana - Chairman and CEO
So just for those on the call, 3 to 6% on recoveries on the three metals.

In the last few minutes before our break, Sorry Anita, I’m sorry is there a microphone?  Otherwise the questions cannot be heard on the webcast.

<Q>:  Yeah, just two questions.  First on the copper hedging that you said 40% for the next four years, is that your plan going forward beyond that as well?

Peter Marrone - Yamana - Chairman and CEO
I mention Anita, that is an approximately average of 40%, because next year is a larger number.  Then the year that follows slightly lower and then it is about 40% in the two years that follow.  The answer to your question is yes, 40% was not a pluck out of the year, it was in a sense in our part to say if you look at an operation, what is a reasonable amount that still gives you the upside on the metal, still gives you the downside protection, and also deals with contingencies Anita.  For example, if there is a slow-down in production, if there is a suspension of production at any mine.  That could happen at any time as you know, and if there is a suspension of production, what is a reasonable level of production where we can still deliver as it relates to that hedge.  So the answer to your question is yes, we expect that we will continue to do that.  The future of this Company is gold, and what we are doing is we are looking at other metals as an offset to our gold production costs.

<Q>:  The second question was with respect to the expansion and production of El Penon, is that all coming from the increase in through -put?  Because that is a 25% increase in through-put, but 50% increase in production.

Antenor Silva - Yamana - President and Chief Operating Officer
We are part of this, we have an increased integration.  It is important to say that some days in the last month at El Penon achieved this production.  We have an order improvements in the plans, and part we are looking to race back to the operation with the grommet surface that this will allow us to improve the recovery too.

Peter Marrone - Yamana - Chairman and CEO
There was one more question, perhaps we have time for about one more.

<Q>:  What does the reserve life profile look like as you get out to 2010, 2012 area?

Peter Marrone - Yamana - Chairman and CEO
On a mine by mine basis, we have 19 years of mine life at Chapada, we have an indeterminate mine life at El Penon.  Based on the reserves, it is a smaller number, but based on our expectations it should be anything from 12 years to 25 years.  Sao Francisco continues to grow and most of the growth in reserves and resources is a long strike.  So we’ve taken that from approximately 10 years, not to an expectation of 12.  Based on our known resources and the historical conversion of resources to reserves at Jacobina.  It is at least 15 years, and Gualcamayo is at least 10 now, based on that increased production level of about 300 thousand ounces, which is our expectation.  So I wouldn’t be able to give you an exact number in terms of across our Company, but I would say to you that in our major operations, it is a very large reserve life.

One other point that I would like to make is, even on our smaller mines, for example like Brasiliero.  As Antenor mentioned, we bought Brasiliero with an expectation of two and a half years of reserve life, and we have been mining it for four and a half years, and we have another four years of mine life based on the known resources and reserves there.  Very conventional, very typical with respect to an underground mine.  That would be true at El Penon as well.

So Jodi, perhaps it is time for the break now.  Thank you for those who are on the webcast, and those who are here.  We will look forward to coming back to this after the break.

IMPORTANT NOTICE:  This does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission Registration Statements on Form F-10 as well as a Schedule TO tender offer statement, both of which include the offer and take-over bid circular relating to the Meridian offer as amended by notices of variation and extension. A notice of extension and subsequent offering period will be mailed to Meridian shareholders and filed with Canadian and US securities regulatory authorities shortly.  Investors and security holders are urged to read the Registration Statements, the offer and take-over bid circular, the notices of variation and extension and notice of extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notices of variation and extension, the notice of extension, the notice of extension and subsequent offering period and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, notices of variation and extension, the notice of extension, the notice of extension and subsequent offering period and other documents may also be obtained for free on Yamana’s website at www.yamana.com <http://www.yamana.com> or by directing a request to Yamana’s investor relations department.